UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 3, 2017

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 3, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 3, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2017 RESULTS

Highlights

•	Reported GAAP net loss of $37.5 million, or $0.22 per share, and adjusted net loss(1) of $7.1 million, or $0.04 per share, in the second quarter of 2017.

•	Generated free cash flow(1) of $18.7 million in the second quarter of 2017.

•	Declared cash dividend of $0.03 per share for the second quarter of 2017, representing the minimum quarterly dividend.

•	In May 2017, Teekay Tankers agreed to acquire Tanker Investments Ltd. (TIL) and its fleet of 18 mid-sized conventional tankers in a share-for-share merger.

•
In May 2017, Teekay Tankers completed the acquisition of the remaining 50 percent interest in Teekay Tanker Operations Ltd., which conducts commercial and technical management operations of the conventional tanker fleet.

•	In July 2017, Teekay Tankers completed a sale-leaseback transaction for four of its modern Suezmax tankers, which increased liquidity by approximately $30 million.

•	Completed the sale of an older Aframax tanker, the Kyeema Spirit, which delivered in June 2017.

Hamilton, Bermuda, August 3, 2017 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2017:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2017	March 31, 2017	June 30, 2016
GAAP FINANCIAL COMPARISON
Total revenues	108,789	130,485	145,738
Income from vessel operations	1,587	10,741	32,948
Net (loss) income	(37,477)	3,713	23,599
(Loss) earnings per share	(0.22)	0.02	0.14
Weighted average number of common shares - basic	169,963,717	164,352,065	156,208,917
NON-GAAP FINANCIAL COMPARISON
Adjusted net (loss) income (1)	(7,068)	7,028	31,600
Adjusted (loss) earnings per share (1)	(0.04)	0.04	0.20
Total cash flow from vessel operations (1)	27,981	42,471	69,823
Free cash flow (1)	18,711	34,358	59,600
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
GAAP net (loss) income and adjusted net (loss) income for the second quarter of 2017 compared to the second quarter of 2016 were primarily affected by lower spot tanker rates and a decrease in the Company's fleet size. GAAP net (loss) income was also affected by a non-cash write-down of the Company's investment in TIL and lower unrealized gains on derivative instruments partially offset by lower losses on vessel sales and lower revenues as a result of the redeliveries of 10 time chartered-in vessels during 2016 and the first quarter of 2017.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net (loss) income and adjusted net (loss) income were impacted by lower spot tanker rates in the second quarter of 2017 compared to the first quarter of 2017. GAAP net (loss) income for the second quarter of 2017 was also affected by the non-cash write-down of the Company's investment in TIL and lower unrealized gains on derivative instruments, partially offset by lower losses on vessel sales.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“The proposed merger with Tanker Investments Ltd. is strategically very important for Teekay Tankers,” stated Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “The 18-vessel Tanker Investments Ltd. fleet will provide Teekay Tankers with greater scale to continue servicing its customers, while also allowing us to renew our fleet on an opportunistic basis at the right point of the cycle. We believe this merger is in the best interests of Teekay Tankers’ shareholders as it is immediately accretive to the Company’s earnings per share, reduces our average fleet age by one year, and reduces our cash break-even rate.  Importantly, the merger is expected to increase Teekay Tankers’ liquidity and reduce our financial leverage.”
Mr. Mackay continued “The agreed share-for-share exchange ratio for the proposed merger was based on the underlying fair market value of each respective fleet earlier this year and since that time, asset values have increased by approximately 5 percent, as validated by independent transactions in the tanker sale and purchase market.  As a result, the merger remains a compelling transaction for Teekay Tankers.”
In reference to the current spot tanker market, Mr. Mackay added, “The tanker market faced challenging headwinds in the second quarter of 2017.  Seasonal weakness and increasing tanker deliveries, combined with lower OPEC oil production, have all contributed to weak tanker rates which we expect will continue until later this year when typical seasonal factors are expected to push rates higher. Looking ahead to 2018, we expect that a significant slowdown in tanker fleet growth coupled with better oil market fundamentals will lead to a recovery in freight rates, from the second half of 2018.”
Summary of Recent Developments
Strategic Merger
On May 31, 2017, Teekay Tankers agreed to acquire all of the remaining issued and outstanding shares of TIL in a share-for-share merger at an exchange ratio of 3.30 shares of Teekay Tankers Class A common stock for each share of TIL common stock. TIL owns a modern fleet of 10 Suezmax tankers, 6 Aframax tankers and 2 LR2 product tankers with an average age of 7.3 years. The merger will further strengthen the Company's balance sheet and liquidity position, and is expected to be accretive to earnings per share, reduce the Company's cash breakeven and result in approximately $3 million of annual cost savings. Closing of the merger, which remains subject to various conditions, including, among others, approval from both TIL shareholders and TNK Class A common shareholders, is expected to occur in the fourth quarter of 2017.
The Company currently holds an approximate 11 percent interest in TIL and accounts for this investment using the equity method. When accounting for the merger at the date of closing, GAAP will require the Company to treat its existing equity investment in TIL as being disposed of at its fair value and concurrently repurchased at such fair value, which will be included as part of the cost of the acquisition of the 100 percent controlling interest in TIL on the closing date. Although the merger has not yet concluded, the agreement that was reached between the parties in the second quarter of 2017 resulted in Teekay Tankers being required to compare the carrying value of its investment to its fair value as at June 30, 2017. As a result, the Company recognized a non-cash impairment charge of $28.1 million during the quarter ended June 30, 2017 related to its equity investment in TIL, based on the best available indication of fair value at June 30, 2017, which was the TIL share price on that date.
Acquisition of Remaining 50 Percent Interest of Teekay Tanker Operations Ltd. (TTOL)

Prior to May 31, 2017, the Company owned 50 percent of TTOL. On May 31, 2017, the Company completed the acquisition from Teekay Corporation (Teekay) of the remaining 50 percent interest in TTOL for $39.1 million, which includes $13.2 million for assumed working capital, in exchange for the Company's issuance to Teekay of approximately 13.8 million shares of Class B common stock as well as payment of $13.2 million in cash, resulting in Teekay Tankers owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL results on a consolidated basis in accordance with Common Control accounting as required under GAAP. The impact of this recasting is referred to herein as the Entities under Common Control and such amounts are summarized for the respective periods in Appendix A to this release.

Completed Sale-Leaseback Financing Transaction
In July 2017, Teekay Tankers completed a $153 million sale-leaseback financing transaction relating to four of its modern Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with attractive purchase options for all four vessels throughout the lease term after year three. The transaction strengthens the Company’s balance sheet and increases the Company’s liquidity position by approximately $30 million. As a result of the transaction, Teekay Tankers expects to recognize an accounting write-down in the third quarter of 2017 of approximately $20 million per vessel.
Completed Sale of an Older Aframax Tanker
In June 2017, Teekay Tankers completed the sale of a 1999-built Aframax tanker, the Kyeema Spirit, to a third party for proceeds of approximately $7.5 million.
Secured Additional Fixed-Rate Charter
In May 2017, Teekay Tankers entered into a time charter-out contract for one Aframax tanker at a rate of approximately $16,000 per day and a firm period of 18 months, which charter contract commenced in late-May 2017.
Tanker Market
Crude tanker spot rates softened during the second quarter of 2017 due to the combined impact of lower OPEC oil production, high tanker fleet growth and normal seasonal weakness. Rates have continued to decline at the start of the third quarter of 2017, in what is normally the weakest part of the year for tanker rates.
OPEC supply cuts continue to have a negative impact on crude tanker demand, with OPEC crude oil production averaging 32.1 million barrels per day (mb/d) through the first half of 2017 compared with production of 33.2 mb/d at the end of 2016. The majority of these supply cuts have come from the Middle East nations, led by Saudi Arabia.
Some of the spot rate weakness has been offset by an increase in exports from key mid-size tanker load regions. US crude oil exports have averaged 750 thousand barrels per day (kb/d) through the first half of 2017 compared with average exports of 485 kb/d in 2016, with oil increasingly moving long-haul to destinations such as India and China. Production has also been recovering in recent weeks in Nigeria and Libya, both of which are exempt from OPEC supply cuts. Libyan production reportedly reached 1 mb/d as of July 2017, which if confirmed would be the highest production level since mid-2013. Nigerian crude production reached 1.6 mb/d in June 2017, the highest since April 2016. Taken together, these developments should be positive for mid-size tanker demand in the Atlantic basin.
In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.4 mb/d in 2017 and a further 1.4 mb/d in 2018, according to the International Energy Agency (IEA). This is an upward revision since last quarter due to higher than expected demand growth in the non-OECD areas.
Despite these positive demand factors, high tanker fleet growth continues to significantly challenge the tanker market and has led to a decrease in tanker fleet utilization and tanker rates through the first half of the year. The global tanker fleet grew by 19.4 million deadweight tons (mdwt), or 3.5 percent in the first half of 2017, due to a heavy delivery schedule for large crude tankers and a continued lack of scrapping. For 2017 as a whole, the Company forecasts tanker fleet growth of approximately 5.5 per cent, similar to 2016 levels. However, the Company anticipates much lower fleet growth in 2018 as the orderbook rolls off, while an increase in tanker scrapping is expected as a number of vessels reach their fourth special survey date. New regulations may also increase scrapping in the medium-term, although the IMO’s implementation date for installation of ballast water treatment systems has been deferred from September 2017 to September 2019.
Overall, the Company expects weak tanker rates to persist during the remainder of the third quarter before a normal seasonal uptick in the fourth quarter. Looking ahead to 2018, the Company expects that a significant slowdown in tanker fleet growth coupled with better oil market fundamentals will lead to a recovery in freight rates, particularly from the second half of 2018.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	June 30, 2017(i)	March 31, 2017(i)	June 30, 2016(i)
Time Charter-Out Fleet
Suezmax revenue days	540	485	182
Suezmax TCE per revenue day	$25,694	$25,566	$32,404
Aframax revenue days	544	531	586
Aframax TCE per revenue day	$22,621	$22,851	$24,174
LR2 revenue days	200	270	91
LR2 TCE per revenue day	$17,371	$19,809	$25,500

Spot Fleet
Suezmax revenue days	1,222	1,305	1,695
Suezmax spot TCE per revenue day (ii)	$16,567	$21,868	$31,040
Aframax revenue days	1,058	1,264	1,271
Aframax spot TCE per revenue day (iii)	$14,523	$18,874	$22,949
LR2 revenue days	451	450	728
LR2 spot TCE per revenue day	$14,180	$18,354	$21,015
MR revenue days	—	—	182
MR spot TCE per revenue day	—	—	$17,128

Total Fleet
Suezmax revenue days	1,762	1,790	1,877
Suezmax TCE per revenue day	$19,363	$22,870	$31,176
Aframax revenue days	1,602	1,795	1,857
Aframax TCE per revenue day	$17,275	$20,050	$23,335
LR2 revenue days	651	720	819
LR2 TCE per revenue day	$15,158	$18,900	$21,513
MR revenue days	—	—	182
MR TCE per revenue day	—	—	$17,128

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(1) Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of June 30, 2017:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	6	—	6
LR2 Product Tankers	2	—	2
VLCC Tanker(i)	1	—	1
Total Fixed-Rate Fleet	14	—	14
Spot-rate:
Suezmax Tankers	15	—	15
Aframax Tankers(ii)	7	3	10
LR2 Product Tankers	5	—	5
MR Product Tankers	—	—	—
Total Spot Fleet	27	3	30
STS Support Vessels	3	2	5
Total Teekay Tankers Fleet	44	5	49

(i)	The Company’s ownership interest in this vessel is 50 percent.

(ii)	Includes three Aframax tankers with charter-in contracts that are scheduled to expire between September 2017 and March 2021; two of these charter-in contracts include options to extend.

Liquidity Update
As at June 30, 2017, the Company had total liquidity of $113.2 million (comprised of $87.3 million in cash and cash equivalents and $25.9 million in undrawn revolving credit facilities), compared to total liquidity of $86.3 million as at March 31, 2017.
Conference Call
The Company plans to host a conference call on Thursday, August 3, 2017 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2017. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 598-5161 or (416) 204-1064, if outside of North America, and quoting conference ID code 7266182.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 40 double-hull tankers, including 20 Suezmax tankers, 13 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has three contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity accounted investments, loss on sale of vessel, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sale of vessel and certain other non-cash items. The Company includes FCF from equity accounted investments as a component of its FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity accounted vessels and other investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay and had begun operations.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)

Net pool revenues	33,100	47,189	93,197	80,289	207,139
Time charter revenues	30,091	30,330	22,621	60,421	45,608
Voyage charter revenues (2)	30,140	39,344	16,025	69,484	36,574
Other revenues (3)	15,458	13,622	13,895	29,080	27,726
Total revenues	108,789	130,485	145,738	239,274	317,047

Voyage expenses (2)	(19,430)	(23,755)	(9,352)	(43,185)	(21,850)
Vessel operating expenses	(46,853)	(44,138)	(46,389)	(90,991)	(91,462)
Time-charter hire expense	(7,997)	(13,627)	(15,913)	(21,624)	(36,629)
Depreciation and amortization	(24,415)	(24,909)	(25,621)	(49,324)	(52,688)
General and administrative expenses	(8,365)	(8,888)	(9,095)	(17,253)	(18,226)
Loss on sale of vessels (4)	(142)	(4,427)	(6,420)	(4,569)	(6,420)
Income from operations	1,587	10,741	32,948	12,328	89,772

Interest expense	(7,076)	(7,306)	(7,341)	(14,382)	(15,612)
Interest income	360	79	26	439	52
Realized and unrealized (loss) gain on
derivative instruments (5)	(1,560)	461	(3,750)	(1,099)	(11,531)
Equity (loss) income (6)	(28,027)	1,127	3,615	(26,900)	5,849
Other expense	(2,761)	(1,389)	(1,899)	(4,150)	(4,547)
Net (loss) income	(37,477)	3,713	23,599	(33,764)	63,983

(Loss) earnings per share attributable to
shareholders of Teekay Tankers
- Basic	(0.22)	0.02	0.14	(0.21)	0.39
- Diluted	(0.22)	0.02	0.14	(0.21)	0.39

Weighted-average number of total common
shares outstanding
- Basic	169,963,717	164,352,065	156,208,917	167,173,392	156,146,287
- Diluted	169,963,717	164,504,564	156,446,895	167,173,392	156,469,816

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (or TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL results on a consolidated basis in accordance with Common Control accounting as required under GAAP. The impact of this recasting is referred to herein as the Entities under Common Control and such amounts are summarized for the respective periods in Appendix A. The amounts included in this release related to the Entities under Common Control are preliminary, and will be finalized for inclusion in the Company's Quarterly Report on Form 6-K for the three and six months ended June 30, 2017. Any revisions to the preliminary Entities under Common Control figures are expected only to impact the accounting for the periods prior to May 31, 2017, the date the remaining 50 percent of TTOL was acquired by the Company, and therefore will have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period, including the second quarter of 2017.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $15.0 million, $20.4 million and $6.2 million for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively.

(3)	Other revenues include lightering support and LNG services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
In March 2017, the Company agreed to sell an Aframax tanker, the Kyeema Spirit, for proceeds of $7.5 million, resulting in the recognition of a write-down of $2.6 million in the first quarter of 2017. The sale completed in June 2017 and the Company recognized a loss on the sale of vessel of $0.2 million. In February 2017, the Company delivered the Yamuna Spirit, a Suezmax tanker, to its new owner and the Company recognized a loss on sale of the vessel of $1.5 million in the first quarter of 2017.

(5)
Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $0.3 million, $0.4 million and $1.3 million for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively. Also includes realized gains relating to a time-charter swap agreement of $0.4 million, $0.7 million and $0.1 million for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively.

(6)
Included in equity (loss) income are the Company’s 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C., and its proportionate 11.3 percent share of earnings from its investment in TIL. The Company also recognized an impairment of $28.1 million on its investment in TIL, as explained in (i) below.

Components of equity (loss) income are detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
High-Q Joint Venture	756	793	2,202	1,549	2,531
Tanker Investments Ltd.	(653)	333	1,426	(320)	3,506
Impairment of
Tanker Investments Ltd. (i)	(28,124)	—	—	(28,124)	—
Gemini Tankers L.L.C.	(6)	1	(13)	(5)	(188)
Total equity (loss) income	(28,027)	1,127	3,615	(26,900)	5,849

(i) As part of the accounting for the TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected merger between Teekay Tankers and TIL, it was determined that recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)(1)	(unaudited)(1)
ASSETS
Cash and cash equivalents	87,255	61,001	94,157
Restricted cash	1,380	1,089	750
Pool receivable from affiliates	9,084	22,075	24,598
Accounts receivable	18,187	27,348	33,789
Vessels held for sale	—	7,500	33,802
Due from affiliates	46,306	50,562	48,712
Current portion of derivative asset	116	459	875
Prepaid expenses	16,664	19,598	21,300
Vessels and equipment - net	1,554,055	1,574,375	1,605,372
Investment in and advances to equity accounted
investments	43,201	71,778	70,651
Derivative assets	2,920	4,434	4,538
Intangible assets - net	16,044	16,843	17,658
Goodwill	8,059	8,059	8,059
Other non-current assets	155	92	107
Total assets	1,803,426	1,865,213	1,964,368

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	35,410	36,411	43,069
Current portion of long-term debt	150,254	155,050	171,019
Current portion of derivative liabilities	265	481	1,108
Deferred revenue	6,174	4,734	4,455
Due to affiliates	31,993	17,699	36,297
Long-term debt	671,532	690,304	761,997
Other long-term liabilities	17,829	15,118	13,683
Equity	889,969	945,416	932,740
Total liabilities and equity	1,803,426	1,865,213	1,964,368

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2017	2016
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(33,764)	63,983
Non-cash items:
Depreciation and amortization	49,324	52,688
Loss on sale of vessels	4,569	6,420
Unrealized loss on derivative instruments	1,578	789
Equity loss (income)	26,900	(5,849)
Other	6,554	6,796
Change in operating assets and liabilities	12,157	(12,046)
Expenditures for dry docking	(3,417)	(2,810)
Net operating cash flow	63,901	109,971

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	14,300	849,728
Repayments of long-term debt	(57,894)	(82,410)
Prepayment of long-term debt	(69,216)	(890,091)
Return of capital to Teekay Corporation from TTOL prior to acquisition (1)	—	(15,000)
Cash dividends paid	(9,925)	(32,782)
Proceeds from issuance of Class A common stock	5,000	—
Proceeds from equity offerings, net of offering costs	8,565	—
Other	(241)	(746)
Net financing cash flow	(109,411)	(171,301)

INVESTING ACTIVITIES
Proceeds from sale of vessels	40,686	—
Expenditures for vessels and equipment	(2,628)	(3,937)
Loan repayments from equity accounted investment	550	2,500
Net investing cash flow	38,608	(1,437)

Decrease in cash and cash equivalents	(6,902)	(62,767)
Cash and cash equivalents, beginning of the period	94,157	156,520
Cash and cash equivalents, end of the period	87,255	93,753

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2017		June 30, 2016
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(37,477)	($0.22)	23,599	$0.15
Subtract:
Net income attributable to the Entities under Common Control (2)	(418)	—	(1,113)	$(0.01)

Net (loss) income attributable to shareholders of Teekay Tankers	(37,895)	($0.22)	22,486	$0.14

Add specific items affecting net income:
Loss on sale of vessels	142	—	6,420	$0.04
Unrealized loss on derivative instruments (3)	1,700	$0.01	2,600	$0.02
Other (4)	28,985	$0.17	94	—
Total adjustments	30,827	$0.18	9,114	$0.06
Adjusted net (loss) income attributable to shareholders of Teekay
Tankers	(7,068)	($0.04)	31,600	$0.20

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects unrealized losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant.

(4)
The amount recorded for the three months ended June 30, 2017 primarily relates to the write down of the Company's investment in TIL of $28.1 million (see note 6(i) to the Summary Consolidated Statements of (Loss) Income included in this release). In addition, the amounts for the three months ended June 30, 2017 and 2016 also include the unrealized derivative gains and losses in joint ventures and foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)

Net (loss) income - GAAP basis	(37,477)	23,599
Subtract:
Net income attributable to the Entities under Common Control (1)	(418)	(1,113)
Net (loss) income attributable to shareholders of Teekay Tankers	(37,895)	22,486

Add:
Depreciation and amortization	24,415	25,621
Proportionate share of free cash flow from equity accounted investments	1,983	6,267
Unrealized loss on derivative instruments	1,700	2,600
Loss on sale of vessels	142	6,420
Equity loss (2)	27,604	—
Other	762	946

Less:
Equity income (2)	—	(4,740)

Free cash flow	18,711	59,600

Weighted-average number of common shares outstanding for the period	169,963,717	156,208,917

(1) See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(2)
Included in equity loss (income) are the Company’s 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C., and its proportionate 11.3 percent share of earnings from its investment in TIL. In the three months ended June 30, 2017, the Company also recognized an impairment of $28.1 million on its investment in TIL (see note 6(i) to the Summary Consolidated Statements of (Loss) Income included in this release).

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2017	March 31, 2017	June 30, 2016
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations - GAAP basis	1,587	10,741	32,948
Depreciation and amortization	24,415	24,909	25,621
Loss on sale of vessels	142	4,427	6,420
CFVO - Consolidated	26,144	40,077	64,989
Less: CFVO attributable to the Entities under Common Control	(818)	(1,729)	(2,197)
CFVO - Equity Investments (See this Appendix C)	2,655	4,123	7,031
Total CFVO	27,981	42,471	69,823

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2017		March 31, 2017		June 30, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (2)
Revenues	28,825	4,578	34,766	5,239	49,458	8,059
Vessel and other operating expenses	(17,600)	(1,923)	(13,627)	(1,116)	(14,482)	(1,028)
Depreciation	(9,572)	(1,403)	(9,444)	(1,390)	(9,600)	(1,408)
Income from vessel operations of equity accounted investments	1,653	1,252	11,695	2,733	25,376	5,623
Interest expense	(4,809)	(692)	(4,750)	(684)	(5,014)	(708)
Realized and unrealized (loss) gain on derivative instruments	(37)	(19)	45	23	(146)	(73)
Other	(244)	(20)	(695)	(61)	(989)	(101)
Equity (loss) income of equity accounted vessels	(3,437)	521	6,295	2,011	19,227	4,741

Income from vessel operations of equity accounted investments	1,653	1,252	11,695	2,733	25,376	5,623
Depreciation and amortization	9,572	1,403	9,444	1,390	9,600	1,408
Cash flow from vessel operations of equity accounted investments	11,225	2,655	21,139	4,123	34,976	7,031

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 11.3 percent to 50 percent.
(2) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 10.9 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s earnings per share, financial leverage, liquidity position, fleet age, cash break even, cost savings and future results; and crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the impact of the new regulations on ballast water treatment. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.